a2a
energie in comune

08005954

FILE NO. 82-4911

AEM SPA

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

SUPPL

November 13, 2008

SEC Mail Processing Section
NOV 17 2008
Washington, DC
103

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
NOV 25 2008
THOMSON REUTERS

Very truly yours,

Maria Angela Nardone

Encl.

11/21

Cod. 5986127 - 6.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE - 13 November 2008

The Management Board has approved the *Interim Management Report* at 30 September 2008

****

Revenues and Gross Operating Margin up respectively by 15.3% and 11.6% and equal to 4,363 million euros and 797 million euros

Operating Cash Flow positive by 545 million euros

Net financial position stable - against net investments equal to 380 million euros

Milan, 13 November 2008 – At today's meeting of the Management Board of A2A S.p.A. the board examined and approved the *Interim management report* compared with the data *restated* at 30 September 2007 and 31 December 2007 and also approved the *restated* pro-forma data at 30 September 2007 of the A2A Group[1].

The results of the A2A Group are set out below, compared to the pro-forma *restated* financial results at 30 September 2007 and the pro-forma *restated* financial data at 31 December 2007 as they are even more important compared to the results *restated* at 30 September 2007 and 31 December 2007.

Main consolidated results of the first nine months of 2008

Millions of euros	30.09.2008	30.09.2007 pro-forma *restated*	Change	30.09.2007 *restated*
Revenues	4,363	3,785	15.3%	1,929
Gross Operating Margin - EBITDA	797	714	11.6%	353
Net Operating Income – EBIT	537	489	9.8%	246
Earnings before taxes	436	476	-8.4%	273
Group net profit	238	333	-28.5%	162

[1] The financial data *restated* at 30 September 2007 and *restated* at 31 December 2007, only represent the position of the former AEM Group, as the incorporating company. The pro-forma data *restated* at 30 September 2007 show a consolidation perimeter essentially similar to that of the A2A Group at 30 September 2008.

Millions of euros	3rd Quarter. 2008	3rd Quarter. 2007 pro-forma *restated*	Change	3rd Quarter. 2007 *restated*
Revenues	1,375	1,362	1.0%	640
Gross Operating Margin - EBITDA	270	210	28.6%	120
Net Operating Income - EBIT	186	136	36.8%	82
Earnings before taxes	143	109	31.2%	70
Group Net Profit	79	92	-14.1%	46

Millions of Euros	30.09.2008	31.12.2007 pro-forma *restated*[2]	Change	31.12.2007 *restated*
Net Financial Position	3,328	3,349	-21	2,094

In the first nine months of the year the A2A Group's **revenues** were up by 15.3% and reached 4,363 million euros.
The increase, equal to 578 million euros, is mainly attributable to the increase in the electricity and gas sales prices, due to the events recorded on the international fuel prices markets.

The electricity sold on the wholesale and retail markets, equal to 19,545 GWh[3], is in line with the first nine months of 2007 (19,510 GWh). The sales affected the national market for 16,689 GWh and the foreign markets for 2,856 GWh. Domestic sales were thus segmented: to clients of the enhanced protection and safeguard markets for 2,999 GWh, to the Power Exchange (Ipex) for 3,996 GWh and the remaining 9,694 GWh to end clients and wholesalers.
The sales of electricity benefited from the production of the plants run by the A2A Group, for a total of 8,731 GWh. Despite the halt in activity caused by the malfunctioning of Groups 1 and 2 of the Premadio hydroelectric plant and the malfunction that occurred at the thermoelectric plant of Cassano d'Adda, the overall quantities produced were up by 3%.

The sales of gas to end clients, equal to 1,228 million cubic metres, are up by 9% compared to the first nine months of 2007, whilst the quantity of heat sold through the district heating networks went from 881 thermal GWh in the first nine months of 2007 to 1,085 thermal GWh at 30 September 2008 (+23%). The Group's cogeneration and waste-to-energy plants contributed to the coverage of the thermal load, through the generation of 991 thermal GWh (+ 16%). The combined production of electricity from these plants (and from biogas plants) equalled 1,095 GWh (-7%) and was mainly assigned to the Gestore Servizi Elettrici (GSE).

The quantity of waste disposed of equalled 2,142 thousand tonnes, a slight reduction compared to the data recorded in the previous year (2,199 thousand tonnes).

[2] Includes the extraordinary dividend of 85 million euros.
[3] Net of the Energy sold and contextually purchased by the Power Exchange

The quantity of gas and electrical energy distributed equalled 1,244 million cubic metres and 9,194 GWh, an increase of 16% and 3% respectively compared to the corresponding period of the year 2007.
The quantities of water distributed (67 million cubic metres) and treated in the purification plants (47 million cubic metres), were in line with those recorded in the first nine months of 2007.

In the period in question the operating costs equalled a total of 3,566 million euros (+16%). As a consequence, the **Gross Operating Margin (EBITDA)** of the period reached 797 million euros, an increase compared to the 2007 pro-forma result of 83 million euros (+12%).

***

Industrial results by business area

Millions of euros	**30.09.2008**	**30.09.2007 pro-forma restated**
	Total	**Total**
Energy	338	293
Heat and Services	27	29
Networks	204	171
Environment	251	240
Other Services and Corporate	(23)	(19)
TOTAL	**797**	**714**

The *Energy Business* recorded an increase, compared to the pro-forma result of the first nine months of 2007, of 45 million euros. This positive performance can be attributed in particular to the electrical sector where production was greater compared to 2007 despite the accidental unavailability of Groups 1 and 2 of the hydroelectric plant of Premadio and Group 1 of the thermoelectric plant of Cassano D'Adda.
The effective management of the sources/uses portfolio contributed to the electrical sector's positive result, aimed at seizing the best opportunities on different energy markets. With regard to this the increase in energy sales on foreign markets (+1.587 GWh) is highlighted, which more than offset the reduction in sales on national wholesale markets and on the enhanced protection and safeguard markets.
The management of the gas portfolio showed a lower margin compared to the first nine months of 2007. The positive contribution deriving from the greater quantities sold to end clients contrasts with a reduction in the unitary sales margins arising from an increase in the cost of purchasing gas for which there is no similar increase in the sales revenues, due to the hysteresis of the indexing formulas, in a context of a heavy increase in the prices of raw materials. The comparison with the result obtained in 2007 also is affected by the fact that that year benefited from the reversal of a quota of the risk fund allocated according to deliberation no. 248/04.

In the period in question, the *Heating Business* (cogeneration, district heating and heating services) recorded a slight reduction in the industrial results compared to 2007 (-2 million euros), mainly due to the same hysteresis of the indexing formulas effect recorded in the gas sector.

The *Networks Business* (distribution of electrical energy and gas, integrated water cycle) result shows an important increase compared to the first nine months of 2007. This result incorporates a non-recurring item equal to 45 million euros relative to the revenue component called "*company specific equalization*" (cse) provided for by deliberation no. 96/04 of the Italian Regulatory Authority for Electricity and Gas. It was actually possible to allocate in the balance sheet the connected revenues relative to the years 2004-2007 following deliberation no. ARG/ELT no.121/08 of the Authority, which followed the closure of the preliminary investigation started versus AEM Elettricità pursuant to the mentioned deliberation no. 96/04. As a similar preliminary investigation has not yet been started for the regulatory period 2008-2012, the *cse* component relative to the year 2008 has not yet been allocated.
The results of the networks sector, net of this non-recurring item, record a drop in the industrial margin mainly due to the review of the tariff system for the third regulatory period (equal to approximately 10 million euros).

The result of the *Environment Business* (integrated management of the waste cycle) shows a increase in the gross operating margin (+11 million euros) thanks in particular to the greater production of electricity and heat of the waste-to-energy plant of Brescia and the start-up of a new landfill at Comacchio (FE). The contribution of these events has more than offset the drop in production acitivity of the Milan waste-to-energy plant caused by programmed halts in activity for works aimed at further reducing the polluting emissions well below the limits provided for by the applicable regulation.

The **Net operating income (EBIT)** equal to 537 million euros (489 million euros at 30 September 2007) includes the effects of greater depreciation, for approximately 23 million euros, connected to the freely transferable assets of the Group's hydroelectric plants. Their remaining life, for accounting purposes, has been revised due to the effect of the ruling of the *Corte Costituzionale* (Italian Constitutional Court) no. 1 dated 18 January 2008, which decreed the unconstitutionality of a part of the regulation contained in the Financial Act 2006 that provided for the extension of the hydroelectric concessions for a ten-year period.

The **net financial charges** show a negative balance of 143 million euros (- 93 million euros at 30 September 2007). The increase in net financial cost is mainly due, by 22 million euros, to the effect of the greater average debt recorded in the first nine months of 2008 compared to the corresponding period of 2007 and also due to the fair value of the derivatives in the company's portfolio (- 20 million euros with respect to the value recorded at end September 2007).

Affiliates was equal to 29 million euros, a fall of 54 million euros with reference to the same period of 2007, due to the lower net income of co-controlled Transalpina di Energia S.r.l..

The **other non-operating income and costs**, positive by 13 million euros at 30 September 2008, refer to the penalties recognized to AMSA S.p.A. (100% controlled) relating to a dispute with a supplier. At 30 September 2007 the balance was negative by 3 million euros and referred to costs concerning the recovery of the taxes relative to the years from 1996 to 1999.

The **charges from income taxes** equal 181 million euros (152 million euros at 30 September 2007) and include the effects of the recent law decree no. 112 dated 25 June 2008, the so-called "*Manovra d'Estate*" that brought about the introduction of an additional IRES equal to 5.5% for companies that operate in the production and marketing of gas and electrical energy sectors. The overall impact at Group level equalled 30 million euros.

The **Net result of non-current assets available for sale** includes the effects of the valuation, in accordance with international accounting principle IFRS 5, at the lowest between the cost, equal to the value of the shareholding at 31 December 2007, and the *fair value* net of the sales costs of the shareholding, equal to 20%, in E.ON Produzione S.p.A. (previously Endesa Italia S.p.A.). This valuation does not have any affect on the income statement at 30 September 2008. The effect data at 30 September 2007 equalled 61 million euros.

The Group's **consolidated net profit** for the period, after the minority income has been deducted, equals 238 million euros (333 million euros data at 30 September 2007).

Rectifying the pro-forma result at 30 September 2007 of the contribution of Transalpina di Energia and Endesa Italia net of the minorities, the consolidated net profit would have equalled 232 million euros.
With the same methodology, and also net of the effects deriving from regulatory changes of fiscal (Robin Tax) and legislative (hydroelectric concessions) nature, the net profit at 30 September 2008 would have equalled 257 million euros.

Employed capital and net financial debt

At 30 September 2008 **the net consolidated employed capital is equal to 8,016 million euros**; the net equity contributed to its cover for 4,688 million euros (of which 866 million euros refer to third party shareholders' shares) and **the net financial debt for 3,328 million euros** (3,349 million euros, pro-forma data at 31 December 2007 which included the disbursement for the extraordinary dividend, distributed to ASM SpA shareholders and equal to 85 million euros).

The operations generated financial resources of 545 million euros.

The net investments in tangible, intangible and financial assets absorbed resources worth 379 million euros and include the purchase of treasury shares for 43 million euros.

The changes in the net equity absorbed resources of 230 million euros, due to the distribution of ordinary dividends equal to 299 million euros.

Business outlook

In light of the economic trends of the first nine months of the year, the industrial results relating to the entire year 2008 are expected to be an improvement upon those of 2007.

***

The Executive responsible for the drawing up of A2A S.p.A.'s company accounting documents, Paolo Rundeddu, certifies - in accordance with article 154-bis, subsection 2 of the Financial Act (TUF) (Legislative Decree 58/1998) - that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

***

The following are also attached: A2A Group's accounting tables, extracts from the Interim Management Report at 30 September 2008 compared to the pro-forma data of the A2A group restated at 31 December 2007 and 30 September 2007 and compared to the previous period.

Note that the Interim Management Report at 30 September 2008 and the pro-forma data are not subject to auditing.

***

For further information:

Communications and External Relations: Biagio Longo, tel. 02 7720.4582, biagio.longo@a2a.eu
Investor Relations: Renata Bonfiglio, tel.02 7720.3879, ir@a2a.eu
www.a2a.eu

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energie in comune

Balance Sheet

CONSOLIDATED BALANCE SHEET (in millions of Euros)	30 September 2008	31 December 2007 *Pro forma Restated*	31 December 2007 *Restated*
ASSETS			
NON-CURRENT ASSETS			
Tangible assets	3,925	3.877	2,083
Intangible assets	703	540	360
Shareholdings assessed according to the equity method	2,595	3.321	2,501
Other non-current financial assets	565	536	516
Income tax receivables	287	258	197
Other non-current assets	41	40	27
TOTAL NON-CURRENT ASSETS	**8,116**	**8,572**	**5,684**
CURRENT ASSETS			
Inventories	281	175	24
Accounts receivables	1,406	1,739	902
Other current assets	290	283	178
Current financial assets	26	4	0
Current tax credits	1	47	19
Liquidity and equivalents	134	102	32
TOTAL CURRENT ASSETS	**2,138**	**2,350**	**1,155**
NON-CURRENT ASSETS AVAILABLE FOR SALE	**696**	**4**	**4**
TOTAL ASSETS	**10,950**	**10,926**	**6,843**
NET EQUITY AND LIABILITIES			
NET EQUITY			
Share capital	1,629	1,629	936
(Own shares)	-107	-64	-64
Reserves	2,062	2,315	1,096
Net income of the year			292
Net income of the period	238	0	0
Group net equity	**3,822**	**3,880**	**2,260**
Minority interests	866	825	794
Total net equity	**4,688**	**4,705**	**3,054**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	3,170	2,739	1,723
Deferred tax liabilities	304	305	173
Benefits to employees	269	272	154
Risk fund for landfills	409	312	169
Other non-current liabilities	110	286	256
Total non-current liabilities	**4,262**	**3,914**	**2,475**
CURRENT LIABILITIES			
Accounts payables	996	1,050	631
other current liabilities	552	498	238
Current financial liabilities	348	730	430
Tax due	95	25	11
Total current liabilities	**1,991**	**2,303**	**1,310**
Total liabilities	**6,253**	**6,217**	**3,785**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE	**9**	**4**	**4**
TOTAL NET EQUITY AND LIABILITIES	**10,950**	**10,926**	**6,843**

Income Statement

CONSOLIDATED INCOME STATEMENT (in millions of Euros)	01/01/2008 30/09/2008	01/01/2007 30/09/2007 pro-forma *Restated*	01/01/2007 30/09/2007 *Restated*	third quarterly 2008	third quarterly 2007 pro-forma *Restated*	third quarterly 2008 *Restated*
REVENUES	**4,363**	**3,785**	**1,929**	**1,375**	**1,362**	**640**
OPERATING COSTS	3,238	2,773	1,459	1,006	1,053	486
LABOUR COSTS	328	298	107	99	99	34
GROSS OPERATING INCOME - EBITDA	**797**	**714**	**363**	**270**	**210**	**120**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	260	225	117	84	74	38
NET OPERATING INCOME - EBIT	**537**	**489**	**246**	**186**	**136**	**82**
FINANCIAL BALANCE						
FINANCIAL INCOME	18		21	-14		-3
FINANCIAL CHARGES	161	93	80	54	38	23
AFFILIATES	29	83	89	25	11	14
TOTAL FINANCIAL BALANCE	**-114**	**-10**	**30**	**-43**	**-27**	**-12**
OTHER NON-OPERATING INCOME	13					
OTHER NON-OPERATING COSTS		-3	-3			
EARNINGS BEFORE TAXES	**436**	**476**	**273**	**143**	**109**	**70**
CHARGES FROM INCOME TAXES	181	152	63	50	28	18
EARNINGS FROM CURRENT OPERATIONS NET OF TAXES	**255**	**324**	**210**	**93**	**81**	**52**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE		61	-1		18	
NET PROFIT	**255**	**385**	**209**	**93**	**99**	**52**
MINORITIES	-17	-52	-47	-14	-7	-6
GROUP NET PROFIT FOR THE PERIOD	**238**	**333**	**162**	**79**	**92**	**46**

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energie in comune

Financial Statement

CONSOLIDATED FINANCIAL STATEMENT (in millions of Euros)	01.01.08 30.09.08	31.12.2007 Restated
LIQUIDITY AND EQUIVALENTS **OPENING POSITION**	187	88
Operating assets		
Group net income	238	292
Minorities	17	76
Non-monetary flows:		
Tangible assets depreciation	212	144
Intangible assets amortization	11	6
Change in funds and benefits for employees	6	3
Change in working capital:		
Change in trade and other short-term receivables	438	-274
Change in inventories	-106	2
Change in trade and other short-term payables	-223	51
Change in assets/liabilities of correlated parties	-49	13
Change in assets/liabilities available for sale	1	4
Net Cash Flow generated by operations	**545**	**317**
Investments		
Net investments in tangible assets	-260	-158
Net investments in intangible assets	-86	-199
Change in shareholdings	-22	-247
Change in shareholdings available for sale	32	
Purchase of own shares	-43	-39
Net Cash Flow absorbed by investments	**-379**	**-643**
Free cash flow	**166**	**-326**
Financing activities		
Change in financial assets	-33	-1
Change in financial liabilities	44	334
Change in net third party shareholders' equity	24	-96
Change in Group net shareholders' equity	45	158
Dividends paid	-299	-125
Net Cash Flow absorbed by financing activities	**-219**	**270**
CHANGE IN LIQUIDITY	**-53**	**-56**
LIQUIDITY AND EQUIVALENTS **CLOSING POSITION**	**134**	**32**

Table of the variation in the net consolidated equity
(in millions of Euros)

Description	Share Capital	Own Shares	Reserves	Group profit for the period/year	Group Total Net Equity	Minority Interests	Total Net Equity
Net Equity at 31.12.2006 Restated	936	-25	767	295	1,973	815	2,788
Changes in the first nine-months of 2007:							
2006 income allocation			295	-295			
Distribution of dividends			-125		-125		-125
IAS 32 and IAS 39 reserves			49		49		49
Put option on Ecodeco and Fertilvita shares			14		14	-93	-79
Put option on Delmi Spa shares			-23		-23	47	24
Other changes		-38	-8		-46	-4	-50
Income from 01 January 2007 to 30 September 2007				162	162	47	209
Net equity at 30.09.2007 Restated	936	-63	969	162	2,004	812	2,816
IAS 32 and IAS 39 reserves			103		103		103
Put option on Delmi Spa shares			67		67		67
Other changes		-1	-43		-44	-46	-90
Income from 01 October 2007 to 31 December 2007				130	130	28	158
Net Equity at 31.12. 2007 Restated	936	-64	1,096	292	2,260	794	3,054
Changes in the first nine-months of 2008:							
2007 income allocation			292	-292			
Distribution of dividends			-299		-299		-299
Merger effects on equity	693		927		1,620	31	1,651
IAS 32 and IAS 39 reserves			5		5		5
Put option on Delmi Spa shares			26		26	46	72
Put option on Abruzzo Energia Spa shares			-3		-3	-5	-8
Other changes		-43	18		-25	-17	-42
Group and Third Party net profit for the period				238	238	17	255
Net Equity at 30.09.2008	1,629	-107	2,062	238	3,822	866	4,688

END